sxr Uranium One Inc.	Energy Metals Corporation
390 Bay Street, Suite 1610	Suite 1238, 200 Granville Street
Toronto, Ontario M5H 2Y2	Vancouver, British Columbia V6C 1S4

Trading Symbols:	SXR - Toronto Stock Exchange, JSE Limited (Johannesburg Stock Exchange) EMC – Toronto Stock Exchange; EMU – NYSE Arca

NEWS RELEASE

June 4, 2007

Uranium One Announces Definitive Agreement to Acquire Energy Metals Corporation

Toronto, Ontario; Vancouver, British Columbia; Johannesburg, South Africa – sxr Uranium One Inc. (“Uranium One”) and Energy Metals Corporation (“EMC”) are pleased to announce that the two companies have signed a definitive agreement whereby Uranium One will acquire all of the shares of EMC. The acquisition will dramatically enhance Uranium One’s asset portfolio in the United States and solidify the new Uranium One’s ability to build a leading U.S. uranium producer.

Under the terms of the agreement, EMC shareholders will receive 1.15 common shares of Uranium One for each issued share of EMC, representing a value of C$19.12 per share based upon the closing price of Uranium One on the TSX on June 1, 2007. This represents a 28% premium to the 20 day volume weighted average trading prices of Uranium One’s and EMC’s shares on the TSX for the period ending May 17, 2007, the day before EMC announced that it had entered into exclusive negotiations with respect to a potential sale of the company.

The acquisition of EMC is consistent with Uranium One’s value-accretive external growth strategy and will consolidate Uranium One’s position in the United States. On a pro forma basis, Uranium One will have:

  a fully diluted market capitalization of US$7.8 billion and improved liquidity a strong balance sheet with a combined cash balance of US$678 million (includes proceeds from in the money warrants and options)
  a balanced and geographically diversified portfolio of reserves and resources the second largest uranium reserve and resource base in the world in terms of publicly traded, pure play uranium companies two producing mines and a pipeline of nine projects with the potential to deliver year-on-year growth in production out to 2013 a low cost production base with 70% of production from in situ recovery (ISR)
  a combined uranium sales contract book that is unhedged and provides investors with significant exposure to any further uranium price increases the most comprehensive ISR and conventional mining team with the capacity to deliver on the combined company’s production growth profile

Commenting on the proposed acquisition, Neal Froneman, Uranium One President and CEO said:

“With our solid position in Kazakhstan and South Africa, the acquisition of EMC fits in perfectly with our stated strategy of value-accretive external growth and our focus on growth in the United States. The combination of Uranium One and EMC will create a powerhouse in the United States uranium sector with the potential to become the domestic supplier of choice for U.S. utilities. Our combined portfolio of assets will be geographically diversified, with assets in the world’s top five uranium jurisdictions. The existing conventional mining and ISR expertise within Uranium One, coupled with the excellent technical team that EMC has built over the past several years will result in one of the industry’s leading technical teams, with the necessary expertise to deliver on development and growth opportunities in the United States.”

Paul Matysek, President and CEO of EMC added:

“The transaction provides our shareholders immediate exposure to uranium production and cash flow, while at the same time creating new avenues for growth. The addition of Uranium One’s technical team will augment our elite ISR staff and provide us with the ability to develop our U.S. conventional uranium assets, which are incremental to our current growth strategy. The new Uranium One’s significant resource base, strong balance sheet and proven management team will ensure that the company becomes one of the world’s leading diversified uranium producers. My colleagues and I at EMC look forward to continuing to play an important role in what I believe to be the fastest growing and most dynamic uranium company in the world.”

Summary of the Transaction

The business combination of Uranium One and EMC is expected to be completed by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia). After completion of the transaction, it is expected that current Uranium One shareholders will own approximately 79% of the combined company and current EMC shareholders will own approximately 21%.

The combination has been unanimously approved by the Boards of Directors of each of Uranium One and EMC. A notice of meeting, management information circular and related materials will be mailed to EMC shareholders and option holders as soon as practicable. Closing of the transaction will require approval by a two-thirds majority of holders of EMC common shares and option holders, voting together, as well as applicable regulatory approvals. The EMC shareholder vote is expected to take place in late July 2007, and assuming timely receipt of all applicable regulatory approvals, closing of the transaction is expected to occur shortly thereafter.

The Board of Directors of EMC has determined that this transaction is in the best interests of EMC shareholders. GMP Securities LP has provided an opinion to the Board of Directors of EMC that the consideration offered pursuant to the transaction is fair, from a financial point of view, to the common shareholders of EMC.

EMC has agreed to pay a break fee to Uranium One of C$55 million. EMC has also provided Uranium One with certain other customary rights, including a right to match competing offers.

In addition to customary conditions, Uranium One has a 21-day due diligence out in its favour related to title to EMC’s material properties ending June 25, 2007.

Senior officers and directors of EMC have agreed to vote in favour of the transaction, representing 5% of EMC’s basic shares outstanding.

Management Team and Board of Directors

Upon completion of the acquisition, EMC Chairman William M. Sheriff will be appointed to the board of directors of Uranium One. Subject to Uranium One shareholder approval to increase the number of directors, EMC will be entitled to nominate a second non-Canadian representative to the board of directors of Uranium One.

In addition, upon completion of the acquisition, Paul Matysek will continue to lead the EMC team and grow Uranium One’s business in the United States as Executive Vice President, Americas for Uranium One. William Lupien, a non-executive director of EMC, will be appointed to the board of directors of Aflease Gold.

Advisors and Counsel

Uranium One’s exclusive financial advisor is BMO Capital Markets and its legal counsel is Fasken Martineau DuMoulin LLP in Canada and Dorsey & Whitney LLP in the United States. EMC’s exclusive financial advisors are GMP Securities LP and its legal counsel is Stikeman Elliott LLP.

Conference Call and Webcast

A conference call will be held on Monday, June 4 2007 at 11:00 AM Eastern time to discuss the proposed transaction. A copy of the presentation will be made available on www.uranium1.com prior to the call.

Via Telephone:

The local dial-in number will be 416-340-2217. The North American toll free dial-in will be 1-866-696-5910. International participants must dial their international access code followed by 800-8989-6336. The passcode for the live call is 3225581 followed by the number sign.

A replay of the conference call will be available for one week at 416-695-5800 (local) or 1-800-408-3053 (North America toll free). The passcode for the replay is 3225581 followed by the number sign.

Via Webcast:

A live audio webcast of the call will be available at http://events.startcast.com/events/50/B0002

Key Assets of Energy Metals Corporation

EMC is a Canadian-based uranium company focused on growth in the United States. The company has embarked upon a growth strategy seeking to commence production from its assets in Texas and Wyoming and has amassed a large portfolio of U.S. uranium resources located throughout the western United States as outlined at the end of this press release.

Uranium One has projected annual production from EMC’s asset base in the United States of 8 to 10 million pounds by 2013 from six production centres. The key attributes of EMC include:

A significant U.S. resource base within a portfolio of advanced uranium projects:
o	Attributable measured resources of 10.7 million pounds U3O8
o	Attributable indicated resources of 49.7 million pounds U3O8
o	Attributable inferred resources of 7.3 million pounds U3O8
o	Attributable historical resources of 196.1 million pounds U3O8
o	Significant potential to improve the confidence of existing resources and to expand resources through additional drilling

The Hobson ISR processing facility, located in Texas, which is currently undergoing refurbishment and an expansion in nameplate yellowcake capacity to approximately 1 million pounds U3O8per year
Advanced ISR projects with several prospective conventional mining assets
Near-term ISR production visible assets:
o	Advanced stage projects with expected first production from the Hobson facility in 2008
o	In addition, in Uranium One’s view, projected production from Wyoming by 2010
Potential synergies between Uranium One’s Shootaring Mill and EMC’s projects in Utah:
o	Three EMC properties within close proximity of the mill containing 2.1 million pounds U3O8 of indicated resources at Velvet and 8.8 million pounds U3O8of historical resources

The key NI 43-101 compliant assets of EMC are described below.

South Texas Mining Venture

The South Texas Mining Venture (“STMV”) holds EMC’s interests in the Hobson ISR processing facility and the La Palangana property located on the South Texas Uranium Belt. EMC owns 99% of STMV and 1% is held by Everest Exploration Inc. The La Palangana wellfield is being prepared as a projected satellite ISR deposit to the Hobson Plant. The Hobson plant is currently being refurbished to make use of modern processing technology, as well as doubling annual throughput capacity to approximately 1 million pounds U3O8 .

The Hobson plant is located in Karnes County in southern Texas, approximately 80 kilometres southeast of San Antonio. The plant was constructed by Everest Exploration in 1978 and commenced commercial production of U3O8 in 1979 at a rate of 250,000 pounds per year from the adjacent Moczygemba ISR deposit. As production from Moczygemba decreased, the Hobson facility was modified to enable it to accept feed in the form of loaded ion exchange resin from satellite deposits. Nameplate capacity was increased to 500,000 pounds U3O8 in 1984, with peak production of 600,000 pounds of U3O8 achieved in 1986. The Hobson facility was placed on care and maintenance from 1988 due to depressed uranium prices at that time.

The La Palangana deposit is located approximately 160 kilometres south of the Hobson processing facility and consists of two leases covering a total of 2,500 hectares. An inferred resource of 1.9 million tons grading 0.15% U3O8 containing 5.7 million pounds has been estimated at La Palangana with the potential to increase this resource base through additional drilling at the property (a technical report on the Palangana and Hobson Uranium In-Situ Leach Project located in Duval and Karnes Counties, Texas was prepared for Standard Uranium Inc, by Robert E. Blackstone, P.G. on November 10, 2005). A confirmatory drill program is underway with six drill rigs at the project. As of April 2, 2007 a total of 474 holes have been drilled since July 2006 totalling 188,619 feet.

CCC Group Inc. of San Antonio has been awarded the construction contract for new and renovated facilities at Hobson. Mobilization and site specific safety training for their crews has commenced. All baseline water quality wells are now installed at La Palangana and water quality sampling of these wells is ongoing.

Wyoming

EMC controls approximately 240,000 acres of uranium claims and leases in the state of Wyoming located in the Great Divide, Powder River and Shirley Basins:

  Over 60% of the Great Divide Basin’s uranium deposits are amenable to ISR mining methods
  10 advanced stage project areas with historical resources within the Great Divide Basin
  3 advanced stage project areas with historical resources in the Powder River Basin
  2 projects in the Shirley Basin

Great Divide Basin

The Red Rim property comprises 405 hectares and is located in the southeast portion of the Great Divide Basin, in Carbon County, 32 kilometres southwest of Rawlins. In 1981, Union Carbide conducted an exploration program on the property. Economic studies carried out at that time were conceptual and were based on conventional underground mining techniques. Uranium mineralization on the property is located in the lowest sandstone unit of the Fort Union Formation, bounded by a shale unit above and by the Lance Formation below, and varies from approximately 305 metres to 730 metres below surface. The company has acquired the data logs of the historical exploration work completed on the property and, based on this information, a NI 43-101 compliant resource was estimated at 337,000 tons at 0.17% eU3O8 containing 1.1 million pounds of U3O8 in the indicated category, and 473,000 tons at 0.16% eU3O8 containing 1.5 million pounds of U3O8 in the inferred category (43-101 Mineral Resource Report, Red Rim Uranium Project, Sweetwater County, Wyoming. Prepared for Energy Metals Corporation by Douglas Beahm, P.E., P.G., June 14, 2006). These estimates used a 0.25 grade-thickness cut-off. No follow-up drilling by EMC has been conducted on the property to date.

The Jab property is located 19 kilometres from the Sweetwater Mill, in Sweetwater County, and covers approximately 850 hectares. During the 1970's, Union Carbide conducted an extensive exploration program that identified two mineralized zones on the property. Union Carbide completed feasibility studies and intended to construct an open-pit mine and heap leach to extract the uranium. Union Carbide submitted an application for a mining permit from the state regulators but did not proceed with the project due to declining uranium prices. Union Carbide eventually abandoned the property in the early 1980's. The mineralization on the property is comparatively shallow, where the upper zone ranges from 12 metres to 45 metres below surface, and the lower zone ranges from 45 metres to 80 metres below surface. Based on the historical data available, the estimated NI 43-101 compliant measured resource for the project is 2.2 million tons with an average grade of 0.073% containing 3.2 million pounds of U3O8 and the estimated NI 43-101 indicated resource for the project is 0.2 million tons with an average grade of 0.070% containing 0.3 million pounds of U3O8 at a 0.25 grade-thickness cut-off (43-101 Mineral Resource Report, Jab Uranium Project, Sweetwater County, Wyoming. Prepared for Energy Metals Corporation by Douglas Beahm, P.E., P.G., July 14, 2006).

Powder River Basin

At the Moore Ranch project, a measured resource of 2.95 million tons grading 0.10% eU3O8 containing 5.88 million pounds at a 0.25 grade-thickness cut-off has been estimated. An additional inferred resource of 43,600 tons grading 0.102% eU3O8 containing 90,000 pounds has also been estimated (43-101 Mineral Resource Report, Moore Ranch Uranium Project, Campbell County, Wyoming. Prepared for Energy Metals Corporation by Douglas Beahm, P.E., P. G., June 27, 2006). The Moore Ranch project was extensively explored from the 1970’s through the mid-1980’s with the principal exploratory work and drilling completed by Conoco Minerals Corp. Conoco conducted extensive drilling on the lands currently held by EMC, including the delineation of three areas of mineralization as planned open pit mines with drilling on 50 foot centers (approximately 2,500 rotary drill holes) and the completion of approximately 130 core holes. All baseline studies are on track to be completed by the end of August 2007. Work continues on other portions of the State and NRC License Applications and the final applications are anticipated to be submitted at the end of October 2007.

At the Peterson Ranch project, mineralization occurs as a roll-front type deposit, which is typical of mineralization in this region and is amenable to ISR mining methods. Exploration was previously completed on the property during the late 1970's and into the mid-1980's. All historical drill data is available and has been used to estimate a NI 43-101 measured resource base of 0.9 million tons grading 0.088% U3O8 containing 1.6 million pounds and an indicated resource base of 0.1 million tons grading 0.119% U3O8 containing 0.3 million pounds at a 0.25 grade thickness cut-off (43-101 Mineral Resource Report, Peterson Uranium Project, Converse County, Wyoming. Prepared for Energy Metals Corporation by Douglas Beahm, P.E., P. G., June 27, 2006). Ore delineation is ongoing at Peterson Ranch with two drill rigs.

New Mexico

The Crownpoint 19 and Crownpoint 29 properties are located in northwestern New Mexico, approximately 125 miles northwest of Albuquerque and just to the west of the small town of Crownpoint. The Crownpoint 24 property is located just to the west of the town of Crownpoint. EMC has an option to acquire up to 80% in Crownpoint 19 and Crownpoint 29 from NZ Uranium, LLC which owns 100% of these properties. EMC also has an option to acquire an 80% interest in NZ Uranium, LLC’s 60% stake in Crownpoint 24 which would result in EMC’s stake being a 48% interest in this property. Hydro Resources Inc. (HRI) owns the remaining 40% stake in Crownpoint 24. Continental Oil (Conoco) conducted an extensive exploration and evaluation program on the Crownpoint properties in the 1970's, investigating the uranium mineralization with the goal of developing a mining operation. Conoco completed at least 325 rotary and diamond core drill holes on the Crownpoint 19 and Crownpoint 29 properties and at least 157 rotary and diamond drill holes on the Crownpoint 24 property. Conoco and HRI completed a pre-feasibility study defining a significant U3O8 resource. Uranium mineralization at the Crownpoint projects is hosted in sandstone beds of the Westwater Canyon Member of the Morrison Formation. The mineralization represents secondarily enriched uranium bodies which are controlled by porous and permeable stratigraphic units and structural zones. The indicated resource calculated in the pre-feasibility study for Crownpoint 19 is 2.8 million tons at a grade of 0.091% containing 5.6 million pounds of U3O8 at a 0.04% U3O8 cut-off grade on a 100% basis. The indicated resource estimate for the western half of Crownpoint 29 is 4.3 million tons at an average grade of 0.086% containing 8.0 million pounds of U3O8 using a 0.04% U3O8 cut-off grade on a 100% basis. The indicated resource estimate for Crownpoint 24 is 4.8 million tons at an average grade of 0.104% containing 10.0 million pounds of U3O8 using a 0.04% U3O8 cut-off grade on a 100% basis. Studies completed by HRI indicate that an in situ leach rate of recovery of 70% to 75% is probable (Technical Report on Section 24 Portion of the Crownpoint Property, McKinley County, New Mexico. Prepared by Gregory Myers, Ph.D., P.Geo., March 2, 2006).

The Hosta Butte project is located in northwestern New Mexico, approximately 125 miles northwest of Albuquerque and approximately 5 miles to the south of the town of Crownpoint. EMC has the option to acquire up to 80% of the Hosta Butte project from NZ Uranium, LLC, the 100% owner of the property. Continental Oil (Conoco) conducted an extensive exploration and evaluation program on the property in the 1970's, investigating the uranium mineralization with the intention of developing a mining operation. Conoco completed at least 133 rotary and diamond core drill holes in the area of the resource. Conoco

The Hosta Butte project is located in northwestern New Mexico, approximately 125 miles northwest of Albuquerque and approximately 5 miles to the south of the town of Crownpoint. EMC has the option to acquire up to 80% of the Hosta Butte project from NZ Uranium, LLC, the 100% owner of the property. Continental Oil (Conoco) conducted an extensive exploration and evaluation program on the property in the 1970's, investigating the uranium mineralization with the intention of developing a mining operation. Conoco completed at least 133 rotary and diamond core drill holes in the area of the resource. Conoco and Hydro Resources Inc. (HRI) completed a pre-feasibility study defining a significant U3O8 resource. Uranium mineralization at Hosta Butte is hosted in sandstone beds of the Westwater Canyon Member of the Morrison Formation. The mineralization represents secondarily enriched uranium bodies which are controlled by porous and permeable stratigraphic units and structural zones. The indicated resource (on a 100% basis) calculated in this study for the Hosta Butte property is 6.6 million tons at an average grade of 0.112% U3O8 containing 14.8 million pounds of U3O8, using a 0.04% U3O8 cut-off grade (Technical Report of the Hosta Butte Property, McKinley County, New Mexico. Prepared by Gregory Myers, Ph.D., P.Geo., April 18, 2006).

Utah

The Section 2 portion of the Velvet project was extensively explored during the 1970’s with the principal exploratory work and drilling completed by Atlas Minerals and additional drilling completed by Minerals Recovery Corporation (MRC). The drilling was completed adjacent to Atlas Minerals’ Velvet Mine which was mined in Section 3 up to the property line with EMC’s current mineral holdings in Section 2. Atlas and MRC conducted extensive drilling on the lands currently held by EMC including the delineation of four mineralized areas with drilling on a rough grid of approximately 100 foot centers. The available data includes radiometric data from some 173 drill holes completed on the property. The Velvet Mine operated by Atlas Minerals on Section 3 produced approximately 400,000 tons of ore at grades of 0.46% U3O8 and 0.64% V2O5 (approximately 4 million pounds of U3O8 and 5 million pounds V2O5) during the period from 1979 to 1984. The indicated resource estimate for EMC’s Velvet project is 306,000 tons grading 0.34% U3O8 containing 2.1 million pounds of U3O8 at a 0.50% grade thickness cut-off (43-101 Mineral Resource Report, Velvet Mine Uranium Project, San Juan County, Utah. Prepared for Energy Metals by BRS Inc., March 19, 2007).

Oregon

The Aurora property is located in southern Oregon approximately three miles from the Nevada border and approximately 10 miles west of the small border town of McDermitt, Nevada. Placer Amex conducted an extensive exploration and evaluation program on the property from 1977 through to 1980, investigating the uranium mineralization with the goal of developing a conventional mining operation. Placer Amex and the previous owner, Locke Jacobs, completed at least 562 rotary and diamond core drill holes, of which 530 are included in the resource calculation. Uranium mineralization is hosted in clay altered volcanic flows and tuffs within the McDermitt Caldera complex. The mineralization represents both primary and secondarily enriched uranium bodies which are controlled by porous and permeable stratigraphic units and structural zones. A NI 43-101 compliant indicated resource has been estimated at 17.69 million tons at an average grade of 0.0518% U3O8 containing 18.3 million pounds of uranium using a 0.03% U3O8 cutoff grade. The mineralization averages approximately 20 feet in thickness and is distributed amongst multiple, nearly horizontal horizons ranging from 5 to over 100 feet in true thickness. Studies completed by Placer Amex in 1979 indicate recoveries of at least 85% are possible (Technical Report of the Aurora Uranium Project, Malheur County, Oregon. Prepared by Gregory Myers, Ph.D., P.Geo., September 1, 2005).

About Uranium One

sxr Uranium One Inc. is a Canadian-based uranium producing company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns 70% of the operating Akdala Uranium Mine in Kazakhstan and is also developing the South Inkai and Kharasan Uranium Projects in Kazakhstan. Uranium One owns the Dominion Uranium Project in South Africa, as well as the Honeymoon Uranium Project in South Australia. The Corporation recently acquired the Shootaring Mill and associated assets in the western United States. Uranium One is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan, South Africa, Australia and the Kyrgyz Republic.

About Energy Metals Corporation

Energy Metals Corporation is a TSX and NYSE Arca listed company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently development drilling the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

For further information, please contact:

Neal Froneman	Paul Matysek, M.Sc., P. Geo.
Chief Executive Officer	Chief Executive Officer
sxr Uranium One Inc.	Energy Metals Corporation
Tel: + 1 416 350-3657	Tel: + 1 604 684-9007

Chris Sattler	William M. Sheriff, B.Sc.
Senior Vice President, Investor Relations	Chairman
sxr Uranium One Inc.	Energy Metals Corporation
Tel: + 1 416 350-3657	Tel: +1 972 333-2214

Table 1 – Energy Metals NI 43-101 Compliant Resources

		Deposit Totals				EMC Share	NI-43-101 Resources described in News Release or Technical Reports Dated:
Project	State	Tons	U3 O8 Grade	U3 O8	Ownership	U3 O8
		(000’s)	(%)	(lbs 000’s)	(%)	(lbs 000’s)

Measured Resources

Moore Ranch	WY	2,950	0.100	5,880	100	5,880	NR, July 20, 2006
Peterson Ranch	WY	896	0.088	1,576	100	1,576	NR, July 19, 2006
Jab	WY	2,210	0.073	3,233	100	3,233	NR ,Oct 13, 2006
Sub-Total Measured		6,056	0.088	10,689		10,689

Indicated Resources

Peterson Ranch	WY	110	0.119	262	100	262	NR, July 19, 2006
Red Rim	WY	337	0.170	1,142	100	1,142	NR, July 14, 2006
Jab	WY	231	0.070	325	100	325	NR, Oct 13, 2006
Crownpoint 19	NM	2,800	0.091	5,634	80	4,507	TR, April 7, 2006
Crownpoint 29	NM	4,260	0.086	8,038	80	6,430	TR, April 7, 2006
Crownpoint 24	NM	4,750	0.104	9,966	48	4,784	TR, March 2, 2006
Hosta Butte	NM	6,598	0.112	14,822	80	11,858	TR, April 18, 2006
Velvet	UT	306	0.340	2,082	100	2,082	NR, March 20, 2007
Aurora	OR	17,690	0.052	18,300	100	18,300	TR, Sept 1, 2005
Sub-Total Indicated		37,082	0.080	60,571		49,690

Inferred Resources

Moore Ranch	WY	44	0.102	89	100	89	NR, July 20, 2006
Red Rim	WY	473	0.163	1,539	100	1,539	NR, July 14, 2006
La Palangana	TX	1,906	0.150	5,701	99	5,643	TR, Nov 10, 2005
Sub-Total Inferred		2,423	0.152	7,329		7,271

Table 2 – Energy Metals Historical Resources (see Cautionary Statement)

	Deposit Total		EMC Share	Described in News Release Dated:
Project	U3 O8 (lbs 000’s)	Ownership (%)	(U3 O8 lbs 000’s)

Wyoming

Allemand-Ross	7,800	100	7,800	Jul 20, 2006
AC Block	9,000	100	9,000	Feb 23, 2005
Antelope	15,000	100	15,000	Oct 25, 2004
Barge	9,000	100	9,000	Mar 26, 2007
BL Block	700	100	700	Feb 18, 2005
CD Block	1,500	100	1,500	Feb 18, 2005
Cyclone	2,100	100	2,100	Oct 25, 2004
DW Block	12,000	100	12,000	Feb 23, 2005
EC Block	4,000	100	4,000	Feb 23, 2005
JK Block	3,500	100	3,500	Feb 23, 2005
KM & KME Blocks	3,000	100	3,000	Feb 18, 2005
OZ Block	2,000	100	2,000	Feb 23, 2005
RM Block	4,000	100	4,000	Feb 18, 2005
Twin Buttes	5,000	100	5,000	Oct 25, 2004
Western Sheep	3,000	100	3,000	Oct 25, 2004
Nine Mile	9,000	100	9,000	June 9, 2005
Total Wyoming	90,600		90,600

Utah

San Rafael	2,000	100	2,000	Aug 22, 2006
Velvet	3,300	100	3,300	Jul 20, 2004
Frank M	3,500	100	3,500	Sep 26, 2004
Total Utah	8,800		8,800

New Mexico

Nose Rock	8,000	100	8,000	Dec 6, 2005
Total New Mexico	8,000		8,000

Colorado

Hanson Creek	28,970	39	11,298	Jul 11, 2006
Coyote Basin	35,400	100	35,400	Oct 5, 2006
Maybell	40,000	100	40,000	April 6, 2005
Total Colorado	104,370		86,698

Arizona
Wate	2,000	100	2,000
Total Arizona	2,000		2,000
Total Historical Resources	213,770		196,098

All historical resource estimates quoted herein are based on prior data and reports obtained and prepared by previous operators and certain other information. The historical estimates should not be relied upon. No qualified person (as defined by NI 43-101) has done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. Neither EMC nor Uranium One has completed the work necessary to verify the classification of the mineral resource estimates. Neither EMC nor Uranium One is treating the historical estimates as current mineral resources or mineral reserves as defined in sections 1.2 and 1.3 of NI 43-101. Properties containing historical resource estimates will require further evaluation.

Where to Find Additional Information About the Proposed Transaction

Subject to the terms and conditions set forth in the definitive agreement, EMC intends to file a notice of meeting, management information circular and related materials with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (the “SEC”) relating to the proposed transaction, and Uranium One intends to file a registration statement and prospectus with the SEC, including the EMC management information circular and related materials, relating to the proposed transaction. Investors and shareholders are strongly advised to read these documents, as well as any amendments and supplements to these documents, when they become available because they will contain important information. At that time, investors and shareholders may obtain a free copy of the EMC management information circular and related documents at the Canadian securities regulators’ website at www.sedar.com and a free copy of the registration statement and prospectus and related documents at the SEC’s website at www.sec.gov. At that time, free copies of these documents can also be obtained by directing a request to Uranium One at the address for Uranium One set forth in this press release. YOU SHOULD READ THE MANAGEMENT INFORMATION CIRCULAR, PROSPECTUS AND RELATED MATERIALS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE PROPOSED TRANSACTION.

Other Matters and Cautionary Statement

Readers are advised to refer to independent technical reports containing detailed information with respect to the material properties of Uranium One and EMC. These technical reports are available under the profiles of Uranium One and UrAsia Energy Ltd., in the case of Uranium One, and EMC at www.sedar.com and provide the date of each resource or reserve estimate, details of the key assumptions, methods and parameters used in the estimates, details of quality and grade or quality of each resource or reserve and a general discussion of the extent to which the estimate may be materially affected by any known environmental, permitting, legal, taxation, socio-political, marketing, or other relevant issues. The technical reports also provide information with respect to data verification in the estimation.

This press release uses the terms "measured", "indicated" and "inferred" resources as defined in accordance with National Instrument 43-101 -Standards of Disclosure for Mineral Projects. United States readers are advised that while these terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Readers are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility and it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Readers are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Scientific and technical information contained herein with respect to EMC’s resources has been reviewed on behalf of EMC by Dr. Art Ettlinger M.Sc., Ph.D., P. Geo. and, Chief Geologist for EMC and a Qualified Person for the purposes of NI 43-101.

Certain of the statements made herein, including any information as to the timing and completion of the proposed transaction, the potential benefits thereof, the future activities of and developments related to EMC and Uranium One prior to the proposed transaction and the combined company after the proposed transaction, market position, and future financial or operating performance of Uranium One or EMC,are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the corporations’ ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: uranium and gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits, success of exploration activities and permitting time lines; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, South Africa, Australia, Kazakhstan or other countries in which either corporation does or may carry out business in the future; risks of sovereign investment; the speculative nature of uranium and gold exploration, development and mining, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of uranium and gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in the section entitled “Risk factors” in Uranium One’s Annual Information Form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com, and the section entitled “Risk factors” in EMC’s Annual Information Form for the year ended June 30, 2006 which is available on SEDAR at www.sedar.com and from the SEC at www.sec.gov and which should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. Neither corporation undertakes any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

For further information about Uranium One, please visit www.uranium1.com. For further information about EMC, please visit www.energymetalscorp.com.